Exhibit 99.2

asx announcement

CHAIR'S ADDRESS TO SHAREHOLDERS

2024 ANNUAL GENERAL MEETING

Good afternoon shareholders. Welcome to the 2024 Mesoblast Annual General Meeting. It is a pleasure to deliver my first address to you as Chair of this innovative and exciting company.

This year has seen our Company make significant advances as a leading developer of innovative allogeneic cellular medicines with an extensive clinical-stage pipeline of therapeutic assets validated by clinical data that address serious and life-threatening inflammatory illnesses. Our key areas of focus remain cardiovascular disease, chronic low back pain, and acute life-threatening inflammatory conditions including graft versus host disease (GvHD).

Through the leadership of our Chief Executive Officer and Managing Director (CEO and MD), Dr Silviu Itescu and his team we have made tremendous strides in the past year in our engagement with regulators, in clinical development of our lead products, and in preparedness for product commercialization.

2024 has been pivotal in our journey toward commercializing our therapies. Our positive interactions with the United States Food and Drug Administration (FDA) allowed us to resubmit the Biologics License Application (BLA) for approval of Ryoncil® (remestemcel-L) for steroid-refractory acute GvHD in children, and work towards filing for accelerated approval of Revascor® (rexlemestrocel-L) in end-stage heart failure patients. As the current review for approval of RYONCIL progresses, our focus has turned to implementing the commercialization strategies that will allow us to successfully launch RYONCIL, a much-needed treatment for desperately ill children, upon FDA approval.

In addition, we received a number of important designations from the Agency for our program in congenital heart disease including a rare pediatric disease designation and we commenced a pivotal Phase 3 trial of rexlemestrocel-L for chronic low back pain and expect to accelerate patient enrollment across multiple centers in the U.S. over the coming year.

Our balance sheet has been well-managed, including recently securing access to US$50 million to fund our planned commercial launch on approval of RYONCIL, while at the same time maintaining financial discipline through the implementation of cost reduction strategies to maximize our financial runway.

I would like to express my sincere gratitude to our shareholders for your continued trust and support. Furthermore, I would like to acknowledge the significant contribution from my predecessor and retiring board member Mr Joseph Swedish who admirably chaired the Company from 2019 to April 2024.

As we plan for 2025 and beyond, I am very optimistic about Mesoblast's future. The strength of our science, the dedication of our impressive team, and the support of our shareholders position us to achieve our goal of delivering transformative therapies to patients in need. Together, we are on the cusp of realizing the full potential of Mesoblast's transformative allogeneic cellular medicines, and I look forward to sharing our success with you in the year ahead.

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease, and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals (including any future decision that the FDA may make on the BLA for remestemcel-L for pediatric patients with SR-aGVHD), manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Media Paul Hughes BlueDot Media T: +61 3 9639 6036 Steve Dabkowski E: investors@mesoblast.com T: +61 419 880 486 E: steve@bluedot.net.au